April 14, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (202) 966-9409

Kevin M. McCarthy
President and Chief Executive Officer
Newport Bancorp, Inc.
100 Bellevue Avenue
Newport, RI 02840

> **Re:** **Newport Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 20, 2006**
> **File No. 333-132582**

Dear Mr. McCarthy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   In the next amendment, please include the graphics, maps, and related captions as they will appear in the prospectus, or provide us draft copies.

2.   Provide us with copies of all marketing and proxy materials. Upon review, we may have comments.

3.   Confirm that you will distribute this prospectus with each proxy statement distributed to depositors who will vote on the plan of conversion.

4.   Please consider the updating requirements of Rule 3-12(g) of Regulation S-X when you file your next amendment to the registration statement.

5.   Please file an updated consent of the independent accountants as an exhibit in your next amendment. Refer to Item 302 of Regulation S-T.

Prospectus Cover Page

6.   Please disclose escrow arrangements and interest earned on funds received before completion of the offering and the prompt return of funds if the offering is terminated or extended beyond the latest expiration date.

7.   Disclose the intent to list the offered securities for trading on the Nasdaq National Market.

Summary, page 1

8.   Move the three sections on page 12 to come before the disclosures on how to purchase stock beginning on page 9 because the page 12 disclosures are substantively related to the stock offering and to the value of Newport Bancorp.

How We Determined the Offering Range, page 3

9.   Please expand to be more specific and substantive. For example, briefly state what it was about your operating results, financial condition and market area and the comparison with your peers that RP Financial considered important. State the effect of the capital to be raised on your net worth and earnings potential that was considered by RP Financial.

10.   Discuss why the board believes it is prudent to issue the company's stock at substantially less than its peer group on a price-to-book basis.

Benefits of the Offering to Management, page 7

11.   In the first sentence, clarify and quantify the dilutive and financial impact of these plans and agreements on the financial condition and profitability of Newport.

Use of Proceeds, page 12

12.   Quantify the estimated amounts involved for the various uses of proceeds, including the proceeds that will be contributed to Newport Federal. If proceeds will be used to acquire the land in Portsmouth, disclose and quantify. Provide a timetable for the new branch offices and quantify the expected costs involved, if practicable, or discuss what you estimate the cost to open a typical branch office. If the type of loans originated will

change, discuss how.   As your plans for use of proceeds solidify, please update the disclosure pursuant to Item 504 of Regulation S-K both here and in the summary.

Dividend Policy, page 13

13.   Disclose the amount available for the payment of dividends. Make corresponding changes in the main section.

Market for Newport Bancorp's Common Stock, page 13

14.   Please advise us of the status of your NMS listing application and of meeting the requirements for trading.

Pro Forma Data, page 26

15.   Revise footnote (3) on page 29 to state the total estimated non-recurring expense that will be recorded in fiscal 2006 as a result of the contribution of common stock to the charitable foundation. Describe how this estimated expense was determined and how it may change based on the ranges of estimated offering proceeds stated on page 28. Refer to the section "We will form the NewportFed Charitable Foundation" on page 6 which states that, at the maximum offering range, the contribution to the charitable foundation is expected to reduce after-tax net earnings by $1.9 million in 2006.

16.   We refer to footnote (4) on page 30 regarding the assumptions used to record pro forma stock option expense as a deduction from pro forma net income. In this regard, please revise the footnote to provide the following information:

    a. State the specific authoritative accounting literature on which you relied upon to determine the accounting for stock option expense and summarize the requirements of this literature with respect to the valuation and expensing stock options issued to employees. Refer to the "Impact of Recent Accounting Pronouncements" section on page 64 regarding your implementation of SFAS 123(R).

    b. We refer to the statement that you may use a valuation technique other than the Black-Scholes option pricing formula to determine the value of the stock options. In this regard, please state if the results from using another formula are expected to be materially different than those derived from the current valuation basis. Consider the "Impact of Recent Accounting Pronouncements" section on page 64 states the implementation of SFAS 123(R) is not expected to have a material impact on your consolidated financial statements.

    c. Please also provide to us in your response letter the detailed calculations which support the pro forma stock option expense amounts for each scenario presented on page 28.

Our Business, page 32

Market Area, page 32

17.   Please expand the disclosure on your market area to include meaningful demographic information and trends regarding, for example, population growth, median income and population aging.

Management's Discussion and Analysis of Results of Operations and Financial Condition, page 39

Overview, Expenses, page 39

18.   We refer to your statement that as a result of your contribution to the charitable foundation you will record additional operating expenses that will reduce net income during the quarter in which the contribution is made and, therefore, expect to record a loss in the third quarter of fiscal 2006. In this regard, please revise this section to state the maximum expected charge to operations resulting from the contribution and refer to the "Pro Forma Data" section for an illustration of the minimum and maximum charges expected from this contribution.

Net Interest Income, page 49

19.   We refer to the table on page 50 that shows interest income and dividends earned from average interest earning assets. In this regard, provide a note to the table to explain whether tax-exempt income is calculated on a tax-equivalent basis. If so, provide a description of the extent to which it is exempt from federal, state and local taxation and the combined marginal or incremental rate used.   Refer to Instruction 4 to Item 1 of Industry Guide 3.

Credit Risk Management, page 56

20.   We refer to page 57 that states there are no other loans that management has serious doubts as to the ability of the borrowers to comply with their present repayment terms. In this regard, please state if you have considered the $586,000 of loans that were past due 30 to 89 days as of December 31, 2005 as potential problem loans under Item III.C.2 of Industry Guide 3 and describe the current payment status of these loans.

Analysis and Determination of the Allowance for Loan Losses, page 58

21.   We refer to Note 1, "Summary of Significant Accounting Policies, Mergers and Acquisitions" on page F-7 regarding the merger with Westerly Savings Bank in October

2005. In this regard, please tell us and discuss in this section any material changes made to the methodology used by the Company to determine the reasonableness of the allowance for loan losses as a result of the merger. Consider in your response any changes in the risk profile of the consolidated loan portfolio that resulted from the merger. Refer in your response to the statement in the "Balance Sheet Analysis, Loan" section on page 42 that Westerly Savings Bank has engaged in construction lending to a greater degree than the Company.

Note 1, Summary of Significant Accounting Policies, page F-7

Mergers and Acquisitions, page F-7

22.   We refer to the acquisition of Westerly Savings Bank on October 15, 2005 that was recorded as a *pooling of interests* and resulted in presenting the combined financial position and results of operations of both financial institutions for all periods presented. Considering SFAS 141 generally requires that all business combinations within its scope be accounted for using the purchase method, please revise the note to disclose the authoritative guidance you relied on that permits the current merger to be accounted for as *similar to a pooling interests* and defers the effective date for using purchase and goodwill accounting for combinations between two mutual savings banks under SFAS 141 and SFAS 142.

23.   State in the note the nature and the dollar amount of the consideration given by the Company to finalize the merger with Westerly Savings Bank and how the total amount of the consideration was determined.

24.   Tell us and state in the notes to the financial statements your consideration of the disclosure requirements of SOP 03-3 with respect to purchased impaired loans acquired in a business combination and the prohibition of carrying over the allowance for loan losses related to these loans.

25.   Discuss in MD&A any expected additional expenses to be incurred during the next twelve months in order to integrate the operations of Westerly Savings into the Company's operations, including any changes in compensation plans related to the merger and to the conversion from a mutual to a stock company.

Note 4, "Loans", page F-14

26.   We refer to that statement on page F-15 that the Company sold loans totaling $6.8 million and $8.2 million in 2005 and 2004, respectively *with recourse provisions*. In this regard, considering you have recorded gains on sales of loans during each of the years in

the three-year period ended December 31, 2005 please revise Note 1, "Summary of Significant Accounting Policies" to provide the following information:

a. Describe your accounting policies with respect to the valuation of loans held for sale, including your basis for recording impairments to their carrying value. Refer to paragraph 4 of SFAS 65.

b. State the conditions under which the buyer can exercise the recourse provisions, including the maximum time period under which they can be exercised. Explain to us and discuss the basis for concluding that the maximum contingent liability associated with the $15 million of loans sold during 2005 and 2005 is $61,000.

c. Tell us and state the nature and amount of loans held for sale as of December 31, 2005 and 2004 and where they are recorded on the balance sheet. State if loans held for sale or loans previously sold are non-performing loans and describe how you consider them in determining the reasonability of the allowance for loan losses.

Note 10, "Income Taxes", page F-18

27. Describe how management has assessed the realizability of the deferred tax assets to determine if a valuation reserve is necessary considering it is more likely than not that all or a portion of the deferred tax assets will not be realized. Refer to paragraph 17 of SFAS 109.

28. We refer to the "Federal and State Taxation-Bad Debt Reserves" section on page 85.and to your statement that the federal income tax reserve for loan losses at the Bank's *base year* was $1.032 million. In this regard, please revise this note to provide the following information regarding the accounting for bad debt reserves:

a. State the conditions under which, for tax years prior to 1996, the Bank was allowed a special bad debt deduction under the Internal Revenue Code. Explain how, prior to 1996, the reserve method or taxable income method was used to determine the special bad debts deduction. Describe the effects on the Company of the federal legislation enacted in 1996 that repealed the use of the reserve method for tax years beginning after 1995 and required the use of the experience method.

b. Revise your statement regarding the taxation at 150% of any portion of the reserve *used to absorb loan losses* to state, if true, that you are referring to non-dividend distributions considered to have been made from the pre-1996 accumulated bad debts reserve.

c. State the year you consider to be the *base year* for the reserve for income tax losses and explain why the *base year* affects the tax status of the $1.032 million of bad debt reserves. Confirm to us and revise the note to state that these reserves represent the cumulative effect of the federal tax deductions made by the Company up to 1995 for which no federal income tax was paid.

d. Explain how the amount of unrecognized deferred income tax liability of $412,000 was determined, and discuss the authoritative accounting literature that supports your accounting for this tax liability. Refer to the accounting for bad debts reserves of savings and loan associations in paragraphs 19 to 25 of APB 23 and paragraphs 31.c and 288.f of SFAS 109

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edwin Adames at 202-551-3447 or John Nolan at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst
Financial Services Group

cc: Lawrence M.F. Spaccasi
        Lori Beresford
        Mouldoon Murphy & Aguggia LLP
        5101 Wisconsin Ave NW
        Washington, D.C. 20016